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Telephone: (603) 778-9910
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July 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	Clavis Technologies International Co., Ltd. Amendment Number 3 to Form S-1 Filed June 24, 2010 File No. 333-164589

Dear Mr. Spirgel:

This letter is a point by point response to the Staff’s comment letter dated June 30, 2010 (the “Staff Letter”) on the amendment no. 3 to the registration statement on Form S-1 (File No. 333-164589) (“registration statement”) of Clavis Technologies International Co., Ltd. (the “Company”) filed with the Securities and Exchange Commission on June 24, 2010.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 4 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the amendment number 3 to the registration statement.

Revenue Recognition, page 44
Results of Operations, page 46

1.
We note your response to comment four from our letter dated June 17, 2010.  We further note your disclosure on page 46, referring to "lower contracts overall" in the first quarter of 2010 which are still ongoing compared to the higher number of deliverables completed in the first quarter for which you "received and recognized more revenue from installment payments. "  It appears from your disclosure that you do not recognize progress towards completion, but rather record revenues under the completed contract method.  Tell us why your basis for revenue recognition is appropriate.  Additionally, tell us how you accounted for the costs of ongoing contracts, pending completion.

U.S Securities and Exchange Commission
Division of Corporation Finance
July 14, 2010

Response:
The Company recognizes revenue from sale of RFID hardware with the Company’s software (as an integrated unit) upon the completion of substantial contract terms which normally involves the delivery and installation of ordered RFID units.  Installation involves final testing for the adequate function of the units delivered.  Delivery and installation usually happens simultaneously. Thus, the Company’s revenue recognition policy complies with the guidelines of the completed contract method of contract accounting.  The installment payments represent advance payments from the customers for certain contracts and they are recorded as a liability (Advance payments on contracts) prior to the completion of those contracts.  The Company also provides maintenance service to some customers under maintenance agreements, which cover 6 to 12 months. The maintenance does not include any significant system upgrade or modifications. The Company records revenue related to maintenance services as services are rendered and billed each month.

For the costs of ongoing contracts, the Company capitalizes directly associated labor costs until the contract is completed and the revenue gets recorded.  As the revenue gets recorded, the Company reclassifies capitalized costs to cost of good sold.

The Company revised the disclosures about the revenue recognition policy on pages 44 and 48 and the disclosure on page 46 related to changes in revenue.

Description of Business, page 19

2.
We note your response to comment five from our letter dated June 17, 2010 and your revised disclosures.  We refer to your statement that you account for your sales of RFID hardware/software using the contract accounting method and that you believe such revenue recognition is in compliance with ASC 985-605-25-3.  However, the contract accounting method is not discussed in paragraph 3 but rather paragraphs 88-107.  Please advise.

Response:
The Company inadvertently misquoted the reference in our previous response.  In further review of the ASC 985-605-25, correct reference for the Company’s  revenue recognition policy for the RFID hardware/software should have been ASC 985-605-25-88.  The Company revised the disclosure on pages F-19 and 44 about the revenue recognition policy to correctly refer to the ASC 985-605-25-88.

3.
It also appears to us that your response is not consistent with your disclosures in Note 2(k) Revenue Recognition on page F-19 and your disclosures on page 46.  In this regard, your disclosures on page F-19 imply that you recognize revenue from software sales (which you state is upon shipment or when installation is complete) separately from your hardware components (upon shipment) and you make no mention in your disclosures that the software is more than incidental to the product (hardware and software) as a whole and are accounted for as one element, as stated in your response.  Further, on page 46, you state that you recognize revenue based on installment payments, which implies that you account for revenues from these contacts on a percentage-of-completion basis.  Please revise or advise.

Response:
As described in the response to Comment #1 above, the Company revised the disclosure about the revenue recognition policy in Note 2(k) on page F-19 and on pages 44 and 48 to clarify and expand on the accounting method for revenue from the sale of RFID hardware/software and maintenance service agreement.

4.
Further, it appears to us that a significant portion of your revenues are derived from contracts or projects which are subject to contract accounting.  In this regard, we note that the integration of the RFID software with the hardware is subject to customer specifications ("significant production, modification or customization") and therefore is within the scope of ASC Topic 985-605-25-88, not ASC 985-605-25-3, and that you account for such sales of rfid hardware/software under the completed contract method.  Therefore, you should revise your disclosures to include in the note on accounting policies the method or methods of determining earned revenue and the cost of earned revenue pursuant to ASC Topic 605-35-50-1.  Please confirm to the staff that you had accounted for the project costs and revenues in accordance with your revised disclosures.

U.S Securities and Exchange Commission
Division of Corporation Finance
July 14, 2010

Response:
The Company acknowledges the SEC comment and confirms that it accounts the revenue from the sale of RFID hardware and software under the completed contract method and is within the scope of ASC Topic 985-605-25-88.  Also, the Company revised the disclosure about the revenue recognition policy in Note 2(k) on page F-19 of the Amendment to reflect the method(s) used in determining the earned revenue and related cost of those revenue pursuant to ASC Topic 605-35-50-1.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/ Richard C. Fox

Richard C. Fox, Esq.

cc:           Mr. Hwan Sup Lee
Ms. Ki Young You